[Invesco Letterhead]

February 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
CIK No. 0001112996; File No. 333-229247

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Registrant”) and Invesco Distributors, Inc., the distributor of the Registrant’s shares, hereby request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-229247) so that such Registration Statement may be declared effective on February 13, 2019, or as soon as practicable thereafter.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please send copies of all correspondence with respect to this request for acceleration to the undersigned or contact me at (713) 214-7888.

Very truly yours,

AIM Counselor Series Trust (Invesco Counselor Series Trust)

/s/ Peter A. Davidson
Peter A. Davidson
Assistant General Counsel

Invesco Distributors, Inc.

/s/ Peter A. Davidson
Peter A. Davidson
Assistant Secretary

cc:	Jaea Hahn